United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 1 )*

Impac Mortgage Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45254P-10-2
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH 44122-5525   (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 9, 2000
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).













1    	Name of Reporting Person	Howard Amster

2	If a member of a group	a)  / /
					b) /X/

3	SEC Use only


4	Source of Funds					PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares	7	Sole Voting			1,193,700
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		  120,000

			9 	Sole Dispositive		1,193,700

			10	Shared Dispositive	  120,000

11	Aggregate Amount Beneficially owned		1,354,200


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) 6.33 %


14	Type of Reporting Person					IN






















1	Name of Reporting Person	Amster Trading Company


2	If a member of a group	a)  / /
					b) /X/


3	SEC Use only


4	Source of Funds				WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizen or Place of Organization	USA


Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		82,000

			9	Sole Dispositive

			10	Shared Dispositive	82,000


11	Aggregate Amount Beneficially owned		26,000


12	Check if Aggregate Amount (11) Excludes Certain shares


13	Percent of Class Represented by amount in row (11) .12 %


14	Type of Reporting Person				    CO


















1	Name of Reporting Person	Amster Trading Company
						Charitable Remainder Unitrusts

2	If a member of a group	a) / /
					b) /X/


3	SEC Use only


4	Source of Funds				AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares
Beneficially Owned 	7	Sole Voting
By Each Reporting
Person With			8	Shared Voting		56,000

				9	Sole Dispositive

				10	Shared Dispositive	56,000


11	Aggregate Amount Beneficially owned			56,000


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class represented by amount in row (11)  .26 %


14	Type of Reporting Person					OO

















1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member of a group		a)	/ /
						b)	/X/
3	SEC Use only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings is Required

6 	Citizenship or Place of Organization	USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		15,000
Person with
				9	Sole Dispositive

				10	Shared Dispositive	15,000

11	Aggregate Amount Beneficially owned			15,000

12 	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) .07 %

14 	Type of Reporting Person				   OO































1	Name of Reporting Person	Tamra F. Gould


2	If a member of a group	a)  / /
					b) /X/


3	SEC Use only


4	Source of Funds				PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares	7	Sole Voting			17,000
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting

			9	Sole Dispositive		17,000

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned		17,000


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class represented by amount in row (11) .08%


14	Type of Reporting Person				    IN

















1	Name of Reporting Person	Pleasant Lake Apts. Corp


2	If a member of a group		a)  / /
						b)  /X/

3	SEC Use only


4	Source of Funds				WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		23,000

			9	Sole Dispositive

			10	Shared Dispositive	23,000

11	Aggregate Amount Beneficially owned		23,000


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11)	0.11 %


14	Type of Reporting Person				CO






















1	Name of Reporting Person	Pleasant Lakes Apts.
						Limited Partnership

2	If a member of a group	a)  / /
					b) /X/


3	SEC Use only


4	Source of Funds


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		23,000

			9	Sole Dispositive

			10	Shared Dispositive	23,000

11	Aggregate Amount Beneficially owned		23,000


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11)	0.11 %


14	Type of Reporting Person					OO



















1	Name of Reporting Person	Ramat Securities Ltd


2	If a member of a group		a)  / /
						b)  /X/

3	SEC Use only


4	Source of Funds					WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		111,500

			9	Sole Dispositive

			10	Shared Dispositive	111,500


11	Aggregate Amount Beneficially owned		111,500


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .52 %


14	Type of Reporting Person				BD



















There are no changes to the Schedule 13D, as amended except as follows:

Item 1		Security and Issuer

Impac Mortgage Holdings, Inc.
1401 Dove Street, Newport Beach, CA 92660
(949) 475-3600

This schedule 13D amended filing reflects a new member group, additional purchases and the removal of Sonia Amster Family Ltd Partnership as a member group.

Item 2 		Identity and Background

Howard Amster is an 83% owner of Ramat Securities Ltd. Howard Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd. Mr. Amster does not control the voting or dispositive power of any securities owned by Ramat Securities Ltd.
David Zlatin is a 17% owner of Ramat Securities Ltd. David Zlatin has sole voting and dispositive power of any securities owned by Ramat Securities Ltd. David Zlatin can by reason of his ownership in Ramat Securities Ltd can be deemed beneficial owner of any securities owned by Ramat Securities Ltd. David Zlatin can be deemed to be the beneficial owner of 3,045 shares. David Zlatin disclaims being a member of this group and therefore, such 3,045 shares are not included in this filing.

a)	David Zlatin

b)	23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

c)	Present principal occupation-Principal, Ramat Securities Ltd.
securities firm-23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust has been 100% funded by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefits charitable purposes. Both, Mr. Amster and Ms. Gould disclaim beneficial ownership of the securities owned by this trust. William Costaras acts as sole trustee for the Howard Amster and Tamra F. Gould Charitable Remainder Unitrust. William Costaras disclaims beneficial ownership of the shares owned by such trust and disclaims being a member of the group.



Howard Amster & Tamra F. Gould Charitable Remainder Unitrust
22674 Halburton Road, Beachwood, OH 44122-3971
Charitable Remainder Unitrust
Investments
d)	Neither the trust or trustee of the Howard Amster & Tamra F Gould
Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Neither the trust or the trustee of the Howard Amster & Tamra F.
Gould Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

a)	William N. Costaras, as trustee for:
	Howard Amster and Tamra F. Gould Charitable Remainder Unitrust Amster Trading Company Charitable Remainder Unitrusts

b)	22674 Halburton Road, Beachwood, OH 44122-3971

c)	Present principal occupation-Account Executive, Ramat Securities Ltd securities firm, 23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

d)	William N. Costaras has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	William N. Costaras has not been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of schedule 13D within the last five years.

f)	U.S.A.

a)   	William Costaras as sole shareholder of Terry Financial Company

b)	22674 Halburton Road, Beachwood, OH  44122-3971

c)	Present Principal occupation- account executive, Ramat
Securities Ltd., securities firm, 23811 Chagrin Blvd #200,
Beachwood, OH 44122-5525

d)	Neither the officers, directors, or shareholders of Terry Financial
Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officer, directors or shareholders of Terry Financial have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of
Schedule 13D within the last five years.

f)	U.S.A.





William Costaras, individually, who owns 100% of Terry Financial Company disclaims being part of this 13D group although Terry Financial owns
4,000 share or 0.001% of the registrant's common shares as to which he has shared voting and shared dispositive power; and although as trustee of the Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, and the Amster Trading Company Charitable Remainder Unitrusts, he has shared voting power and shared dispositive power representing 0.33% of the Registrant's common shares as to which he has no pecuniary interest.

Item 3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and retirement accounts purchased all shares without borrowing. The total consideration for the purchases reported on this amendment is $ 873,576.51 bringing Mr. Amster's total investment to $ 4,462,745.30.

Amster Trading Company Charitable Remainder Unitrusts purchased all Impac Mortgage shares with trust assets without borrowing.
The total consideration for the purchases reported on this amendment is $ 61,847.10 bringing Amster Trading Company Charitable Remainder Unitrusts' total investment to $ 204,172.23.

The Howard Amster and Tamra F. Gould Charitable Remainder
Unitrust purchased all Impac Mortgage Holdings shares with trust assets without borrowing. The total consideration for the purchases of the shares is $ 49,879.60.

Ramat Securities Ltd purchased all Impac Mortgage shares with working capital without borrowing. The total consideration for the purchases reported on this amendment is $ 31,141.10 bringing
Ramat Securities Ltd's total investment to $ 521,532.29.

Item 4		Purpose of Transaction

Howard Amster, Amster Trading Company, Amster Trading Company Charitable Remainder Unitrusts, Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, Tamra F. Gould, Pleasant Lake Apts. Limited Partnership and Ramat Securities Ltd acquired their shares for purposes of investment. William N. Costaras and his wholly owned Terry Financial Company disclaim being part of any group.

The acquisition by any member group of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting member group might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.












Sonia K Amster Family Limited Partnership ceases to be a member group.

The Sonia K Amster Family Limited Partnership was a group member on the original 13D filing. This is because Howard Amster was its General Partner and as such deemed to be the beneficial owner of such entity and was deemed to have shared voting and dispositive power over shares owned by the Sonia K. Amster Family Limited Partnership.
On July 1, 2000, Howard Amster ceased to be a General Partner and ceased to have any partnership units in the Sonia K Amster
Family Limited Partnership. Because of this, Howard Amster no longer is a beneficial owner nor does he have sole or shared power over partnership units owned by the Sonia K Amster Family Limited Partnership. Therefore, the Sonia K. Amster Family Limited Partnership disclaims being part of the member group anymore.


Item 5.	Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 1,442,200 shares or 6.73 % of the outstanding shares.

Howard Amster in his own name and individual retirement accounts owns 1,193,700 shares or 5.57 % of the outstanding shares.

Amster Trading Company owns 26,000 shares or 0.12 % of the outstanding shares.

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust owns 15,000 shares or 0.07 % of the outstanding shares. William N. Costaras is the sole trustee of the Howard Amster & Tamra F. Gould Charitable Remainder Unitrust but disclaims beneficial ownership of those shares. Terry Financial Company (100% owned by William N. Costaras) owns 4,000 shares or .01% of the outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 56,000 shares or .26 % of the outstanding shares. William N. Costaras is the sole trustee of Amster Trading Company Charitable Remainder Unitrusts but disclaims beneficial ownership of those shares. Terry Financial Company (100% owned by William N. Costaras) owns 4,000 shares or .01% of the outstanding shares.

Tamra F. Gould owns in her individual retirement account 17,000 shares or .08 % of the outstanding shares.

Pleasant Lake Apts Limited Partnership 23,000 shares or 0.11 % of the outstanding shares.

Ramat Securities Ltd owns 111,500 shares or .52 % of the outstanding shares. David Zlatin is a 17% owner of Ramat Securities Ltd but disclaims being personally part of the group as described in Item 2.






c)	Description of Transactions

All shares were purchased as open market transactions on the various exchanges that Impac Mortgage Holdings is listed.

Identity			Date		Shares	Price		Executing Broker
Howard Amster &		04/04/00	 1,500	3.4375	First Union Sec
his Individual		04/05/00	 7,000	3.50		First Union Sec
Retirement			04/07/00	17,000	3.4743	First Union Sec
Accounts			04/11/00	13,100	3.50		First Union Sec
				04/12/00	10,000	3.4688	First Union Sec
				04/13/00	13,600	3.3732	First Union Sec
				04/14/00	31,900	3.833		First Union Sec
				04/17/00	60,500	3.1451	First Union Sec
				04/19/00	 2,900	3.0625	First Union Sec
				09/29/00	 8,500	2.599		Bear Stearns
				10/02/00	 2,000	2.64		Bear Stearns
				10/03/00	 2,000	2.64		Bear Stearns
				10/04/00	 4,000	2.60		Bear Stearns
				10/10/00	 5,200	2.4725	Bear Stearns
				10/11/00	 8,000	2.3625	Bear Stearns
				10/12/00	 3,800	2.36		Bear Stearns
				10/16/00	 4,300	2.3093	Bear Stearns
				10/17/00	 3,000	2.35        Bear Stearns
				10/18/00	 3,800	2.30		Bear Stearns
				10/18/00	 1,500	2.28		Bear Stearns
				11/07/00	 1,000	2.35		Bear Stearns
				11/08/00	 4,000	2.282		Bear Stearns
				11/09/00	37,400	2.105		Bear Stearns
				11/10/00	11,400	2.1254	Bear Stearns
				11/13/00	22,200	2.07		Bear Stearns
				11/15/00	 9,300	2.016		Bear Stearns
				11/16/00	21,500	2.0762	Bear Stearns
				11/16/00	 4,500	2.08		Bear Stearns

Amster Trading Company	11/16/00	29,500	2.0762	Bear Stearns
Remainder Unitrusts

Howard Amster &
Tamra F. Gould		04/14/00	15,000	3.2833	First Union Sec
Charitable Remainder
Unitrust

Ramat Securities Ltd	08/07/00	 5,500	2.7102	Bear Stearns
				08/21/00	 1,300	2.625		Bear Stearns
				08/30/00	 3,000	2.6875	Bear Stearns
				10/13/00	 2,000	2.38		Bear Stearns






Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date 11/17/00



Howard Amster



Amster Trading Company



Tamra F. Gould



William Costaras, trustee
Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust



William Costaras, trustee
Amster Trading Company
Charitable Remainder Unitrusts



Pleasant Lake Apts.  Corp



Pleasant Lake Apts.
Limited Partnership



Ramat Securities Ltd